

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

J. Douglas Ramsey, Ph.D.
Chief Executive Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway
Suite 100-929
Irving, TX 75039

> **Re: Breeze Holdings Acquisition Corp.**
> **Amendment No. 1 to Form Pre 14A**
> **Filed August 16, 2022**
> **File No. 001-39718**

Dear Dr. Ramsey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ralph V. De Martino, Esq.